FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 21, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Press Release

2. Proxy Statement

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, July 21, 2009 – Cellcom Israel Ltd. (NYSE: CEL) announced today that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on September 2, 2009, at 4:00 p.m., (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is August 3, 2009.

The agenda of the Meeting is as follows:

(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker Shlomo Waxe, Haim Gavrieli and Ari Bronshtein as directors and election of Tal Raz as a director;

(2)	reappointment of Somekh Chaikin as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2008.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Item 1 and Item 2 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.
Item 3 will not involve a vote.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.208 million subscribers (as at March 31, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on September 2,  2009, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker, Shlomo Waxe, Haim Gavrieli and Ari Bronshtein as directors and election of Tal Raz as a director;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2008.

Shareholders of record at the close of business on August 3, 2009 (“Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held by a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by that member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Liat Menahemi Stadler General Counsel and Corporate Secretary

Dated:  July 21, 2009

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2009 Annual General Meeting of Shareholders.  The Meeting will be held on September 2, 2009, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker, Shlomo Waxe, Haim Gavrieli and Ari Bronshtein as directors and election of Tal Raz as a director;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors; and

(3)	consideration of our audited financial statements for the year ended December 31, 2008.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on August 3, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 3, 2009 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 30, 2009, 98,373,685 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other cellular services. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2008 on Form 20-F and our principal license, a convenience English translation of which is an exhibit to our Annual Report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile -  Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's General Counsel at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership

The following table sets forth information regarding beneficial ownership of our shares as of June 30, 2009, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.
In accordance with the rules of the U.S. Securities and Exchange Commission (SEC), beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of June 30, 2009. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.  The percentage of beneficial ownership for the following table is based on 98,373,685 ordinary shares outstanding as of June 30, 2009.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd., or DIC*	51,450,000	52.30%
Massachusetts Financial Services Company**	4,923,415	5.00%
Directors and executive officers as a group (23 persons)***	51,520,172	52.37%

*
Includes 21,711,645 held by DIC directly, 24,375,855 Ordinary Shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 Ordinary Shares, representing approximately 5.45% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB.  IDB, and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the board of directors and Chief Executive Office of IDB, the Chairman of the board of directors of IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds as of June 30, 2009, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds as of June 30, 2009 approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds as of June 30, 2009, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors, a director and Deputy Chairman of the board of directors of IDB and a director of IDB Development and DIC, and their son, Dori Manor, is a director of IDB, IDB Development and DIC) holds as of June 30, 2009, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares.

**	According to a schedule 13-G filed by the shareholder on February 3, 2009. In the schedule the shareholder claims to have sole voting power only over 4,461,195 shares.

***
Includes the 51,450,000 shares held, directly or indirectly, by DIC and 70,172 shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB . Does not include an aggregate of 2,484,533  of our ordinary shares held, as of June 30, 2009, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of IDB. IDB, IDB Development and each of our directors who is affiliated with IDB or DIC, disclaims beneficial ownership of such shares.

AGENDA OF THE 2009 ANNUAL GENERAL MEETING

Item 1 – Election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker, Shlomo Waxe, Haim Gavrieli and Ari Bronshtein and to elect Tal Raz to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Mr. Shlomo Waxe is an “independent director” under the rules of the U.S. Sarbanes-Oxley Act applicable to audit committee members.  These nominees have been approved by our Board of Directors.

Our statutory external directors, Ronit Baytel and Joseph Barnea, who were elected on May 8, 2007 for a three-year term, will continue to serve.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will be entitled to appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will be entitled to appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors.  Accordingly, DIC has designated Nochi Dankner and Issac Manor as its appointees to our Board of Directors as of February 2007, and their appointment as our directors does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of NetVision Ltd., where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the board of directors and also served, until January 2007, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as the Chairman of the board of directors of Koor Industries Ltd. and as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Shufersal Ltd., Property and Building Corporation Ltd. and other IDB group companies.  From 2005 to the beginning of 2009 Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the Chief Executive Officer of Zoe Holdings Ltd., since 2001.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and various private companies. Mr. Livnat holds a B.A. in electrical engineering from Fairleigh Dickinson University in New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd..  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd., ECtel Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a

B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. Since October 2006, Mr. Bigger has served as the Chairman of the board of directors, and since January 2007 he has also served as Chief Executive Officer of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd.; as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the boards of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd and Ganden Real Estate Ltd..  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of Tambour Ltd., C. Mer Industries Ltd. and Shrem, Fudim – Technologies Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as Executive Vice President of IDB Development since 2006 and also serves as a member of the boards of directors of Koor Industries Ltd., Makhteshim-Agan Industries Ltd., NetVision Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as the Deputy Chairman of the board of directors of Shufersal Ltd. From April 2005 to November 2006 he served as Vice President of IDB Development. From April 2001 to April 2005, he served as personal assistant to the Chairman of the board of directors of IDB and also as personal assistant to the Chairman of the board of directors of Ganden Holdings Ltd., and previously, from 1999 to 2001, Mr Gavrieli served as an advisor to the Israeli Minister of Finance. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006 and since May 2009 he has also served as co-Chief Executive Officer of Elron Electronic Industries Ltd., where he served as a member of the board of directors from March 2006 to May 2009. Mr. Bronshtein serves as a member of the board of directors of Hadera Paper Ltd., Maxima Air Separation Center Ltd. and various private companies.  Mr. Bronshtein had served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. and Koor - Tadiran Gemel. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division of Bezeq and from 2000 to 2003, as Director of Finance and Investments at Bezeq. From 1999 to 2000, he served as Manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Tal Raz has served as our Chief Financial Officer since 2005 and resigned from office, effective September 20, 2009. From 2002 to 2005, Mr. Raz served as Chief Financial Officer of Elron Electronic Industries Ltd.  From 2001 to 2002, he served as the President and Chief Executive Officer of Elbit Ltd.  From 1997 to 2001, he served as Elbit’s Chief Financial Officer, having previously served in the same capacity at Agentsoft Ltd. and Paul Winston Corporation. Prior to that, he was a senior auditor at Deloitte & Touche’s New York office. Until January 2007, Mr. Raz served as a director of NetVision Ltd.  He is a member of the steering committee of the Israeli CFO Forum and is a certified public accountant. He holds a B.A. in accounting and business administration and an M.B.A. in business administration, from the City University of New York.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, is required for the approval of the election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ami Erel be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shay Livnat be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Raanan Cohen be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avraham Bigger be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Rafi Bisker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Haim Gavrieli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ari Bronshtein be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Tal Raz be elected to the Board of Directors of the Company, effective September 21, 2009.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our Audit Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Somekh Chaikin as the auditor of our controlled subsidiaries, as well. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our Board of Directors has delegated to our Audit Committee the authority to fix the fees paid to our independent auditors.  Such fees for the past fiscal year are disclosed under Item 16C of our Annual Report for the year 2008 on Form 20-F, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the 2010 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 - Consideration of the 2008 Financial Statements

Our audited financial statements for the year ended December 31, 2008 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 2, 2009. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. The annual report is also available on our website at http://investors.ircellcom.co.il/sec.cfm. These financial statements and annual report are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors, Liat Menahemi Stadler General Counsel and Corporate Secretary

Dated: July 21, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	July 21, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel